EXHIBIT 12.1

SARA LEE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions except ratios)

	Years ended
	July 3, 2004 (1)	June 28, 2003 (2)
Fixed charges:
Interest expense	$271	$276
Interest portion of rental expense	68	64

Total fixed charges before capitalized interest and preference security dividends of consolidated subsidiaries	339	340
Preference security dividends of consolidated subsidiaries	0	15
Capitalized interest	10	11

Total fixed charges	$349	$366

Earnings available for fixed charges:
Income before income taxes continuing operations	$1,542	$1,484
Less undistributed income (loss) in minority owned companies	1	10
Add minority interest in majority-owned subsidiaries	4	10
Add amortization of capitalized interest	17	23
Add fixed charges before capitalized interest and preference security dividends of consolidated subsidiaries	339	340

Total earnings available for fixed charges	$1,903	$1,867

Ratio of earnings to fixed charges	5.5	5.1

(1)	During fiscal 2004, the corporation recorded a pretax charge of $54 in connection with certain reshaping actions.
(2)	During fiscal 2003, the corporation recorded a pretax credit of $2 in connection with the reversal of certain reshaping actions and a Bakery restructuring charge.